September 19, 2014

Via: EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. H. Roger Schwall and Ms. Angie Kim
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 16, 2014, regarding
Alberta Star Development Corp.
Form 20-F for the Fiscal Year Ended November 30, 2013
Filed March 31, 2014
Form 6-K
Filed June 30, 2014
File No. 0-31172

Ladies and Gentlemen:

Alberta Star Development Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the September 16, 2014 comment letter regarding the above-referenced annual report on Form 20-F for the fiscal year ended November 30, 2014, as filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 31, 2014 and the report on Form 6-K as filed by the Company on June 30, 2014.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 6-K

Staff Comment No. 1

We note your response to our comment letter dated August 15, 2014.  However, we are unable to locate any public disclosure of your intention “not to make the change in business to become an Investment Issuer.” Tell us what consideration you have given to amending the Form 6-K, updating your website disclosure or making some other public announcement of you change in plans.  Advise us also of the status of your application with the TSXV, including whether you have withdrawn that application.

Company Response:

The Company has been in discussions with the TSXV and has now resolved all outstanding items with respect to its request to withdraw its application to become a Tier 2 Investment Issuer, under the rules of the TSXV, and subsequently preparing a public announcement of the board of directors’ determination to not proceed with the change in business and the withdrawal of the application.  The Company announced on September 17, 2014, via a public press release, that the company has determined not to proceed with

Securities and Exchange Commission
September 19, 2014

the change in business to an Investment Issuer. In relation to the issuance of the press release, the Company filed a Form 6-K with the SEC. Further, the Company has now completed the withdrawal of its application to the TSXV.

In addition, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Registration Statement;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-689-1749.

Sincerely,
Alberta Star Development Corp.

/s/ Stuart Rogers

Stuart Rogers
Chief Executive Officer